September 12, 2024
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 355 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Astoria International Quality Growth Kings ETF; Astoria US Quality Growth Kings ETF

Dear Ms. Browning:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Astoria International Quality Growth Kings ETF (the “International ETF”) and the Astoria US Quality Growth Kings ETF (the “Growth ETF”) (the “Funds”), each a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
GENERAL
1.    Comment: Please provide your responses to the Staff as soon as possible, but in no event less than five days before the Funds’ 485(b) filing. Please supplementally provide the Staff with a marked copy of the changes made to the Prospectus.
Response: The Trust confirms the foregoing.
2.    Comment: Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.
Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for each Fund. The Trust believes that the estimated Other Expenses for each Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
Prospectus
3.    Comment: The manager of manager exemptive relief (“MOM Order”) granted to the Funds’ investment adviser and the Trust states that a fund that includes the name of its sub-adviser as part of the fund’s name will include the adviser’s name as well and, the adviser name will be placed in front of the sub-adviser’s name. Please update each Funds’ name to comply with MOM Order or remove the reference to the Funds’ reliance on the MOM Order.
Response: The Trust respectfully declines to remove the MOM Order disclosure from the prospectus. The Trust is not currently relying on the MOM Order with respect to the Funds. The Trust confirms that, at such time as it begins relying on the MOM Order, the Trust will comply with the conditions of the MOM Order, including with respect to a Fund’s name.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

4.    Comment: In the Principal Investment Strategies discussion for the International ETF, explain what “equity securities” the Fund intends to invest in. Does equity security include preferred stock, other investment companies, etc.?
Response: See italicized text for the Trust’s revision.
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stock and depositary receipts of issuers outside the U.S. that the Fund’s sub-adviser, Astoria Portfolio Advisors, LLC (the “Sub-Adviser”) believes has the potential for growth. The Fund’s investments in depositary receipts may include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”). The Fund’s investments in ADRs may be sponsored or unsponsored. A sponsored depositary receipts is issued by a depositary which has an exclusive relationship with the issuer of the underlying security. An unsponsored depositary receipts may be issued by any number of depositaries. Under the terms of most sponsored arrangements, depositaries agree to distribute notices of shareholder meetings and voting instructions, and to provide shareholder communications and other information to the depositary receipts holders at the request of the issuer of the deposited securities. The depositary of an unsponsored depositary receipts, on the other hand, is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through voting rights to depositary receipts holders in respect of the deposited securities.
5.    Comment: In the Principal Investment Strategies discussion for the International ETF, specify what type or types of depositary receipts the Fund will invest in. Indicate whether the depositary receipts are sponsored and/or unsponsored. Add risk disclosure as applicable to address any changes made in response to this comment.
Response: The Trust has added disclosure to the Principal Investment Strategies discussion indicating that the International Fund may have exposure to ADRs, EDRs and GDRs. The Trust has also included a brief description of sponsored and unsponsored depositary receipts in the Principal Investment Strategies section. The Trust points out that International ETF’s risk disclosure in Additional Information About the Funds’ Risks section includes risk disclosure regarding each type of depositary receipt mentioned in the strategy discussion and explains the risks associated with sponsored and unsponsored depositary receipts.
See Response 4 above for the Trust’s revisions.
6.    Comment: In the Principal Investment Strategies discussion for the International ETF, include a list of the countries the Fund may invest in and state the minimum number of countries the Fund will invest in. The Staff takes the position that an “international” fund must invest in at least three different countries.
Response: The Principal Investment Strategies section includes a list of the developed market countries the International ETF may invest in. As stated in the new disclosure listed below, the International ETF does not have a policy to invest in a specific number of developed countries, but it has committed to maintain exposure to at least three countries at all times, excluding periods where the Fund takes a temporary defensive position. See the italicized text below.
“The number of stocks selected will vary based on the Sub-Adviser’s decision to overweight or underweight sectors and countries in accordance with its assessment of the markets at the time of screening and to maintain diversification in the Fund’s portfolio. The Fund does not have a policy to invest in a certain number of developed countries, but it will maintain exposure to at least three different countries at all times, except during periods where it has taken a temporary defensive position. In addition, the Fund is not required to allocate its investments in set percentages to particular countries.”

7.    Comment: In the Principal Investment Strategies section, please include information on any specific sectors the Funds expect overweight. In addition, if a Fund has an allocation policy please add discussion of the policy.
Response: The Funds do not have a policy to overweight any particular sector, but it is possible due to market conditions that a Fund could be overweight a particular sector. The Trust believes the current disclosure is adequate to alert shareholders to this possibility. As it relates to an allocation policy, see Response 6 for the International ETF’s disclosure regarding an allocation policy.
8.    Comment: In the Principal Investment Strategies section for the International ETF, explain in Plain English what “country peers” means.
Response: See the italicized text below for the Trust’s revisions.
The Sub-Adviser defines a growth company as a company with higher than average price/earnings, sales or, earnings growth compared to sector and country peers (i.e., companies operating within the same sector from the same country).”
9.    Comment: In the Principal Investment Strategies section, please provide the source for the following sentence:
In addition, growth companies generally demonstrate strong growth potential through development of new products, technologies and/or have a strong industry or market position.
Response: The source for that sentence is the Sub-Adviser and that has been added. See the italicized text for the Trust’s revisions.
In addition, the Sub-Adviser believes growth companies generally demonstrate strong growth potential through development of new products, technologies and/or have a strong industry or market position.
10.    Comment: In the Principal Investment Strategies section, clarify how companies are selected for investment. Please explain what “growth criteria” means. In addition, please explain what the Sub-Adviser’s liquidity criteria is.
Response: See the italicized text below for changes in response to the comment. This text has been added to the Principal Investment Strategies section of each Fund.
International ETF
“The Sub-Adviser constructs the Fund’s portfolio by evaluating all of the securities in an investment universe comprised of the common stock (including depositary receipts associated with such common stocks) of publicly traded large- and mid- capitalization companies (defined by the Sub-Adviser as companies with a market capitalization of at least $5 billion) located in developed markets that satisfy the Sub-Adviser’s liquidity and growth criteria. The Sub-Adviser’s growth criteria focus on companies with higher-than-average price/earnings, sales or earnings growth compared to sector and country peers (i.e., companies operating within the same sector from the same country). The Sub-Adviser believes these companies generally demonstrate strong growth potential through development of new products, technologies and/or have a strong industry or market position. The Sub-Adviser requires each company to maintain a minimum level of liquidity of at least $15 million US dollars in average trading volumes over the past 6 months.”
Growth ETF
The Sub-Adviser constructs the Fund’s portfolio by evaluating all of the securities in an investment universe comprised of publicly traded U.S. listed stocks of large- and mid-capitalization companies (defined by the Sub-Adviser to be companies with a market capitalization of at least $5 billion) that satisfy the Sub-Adviser’s liquidity and growth criteria. The Sub-Adviser’s growth criteria focus on companies with higher-than-average price/earnings, sales or, earnings growth compared to sector peers. The Sub-Adviser believes these companies generally demonstrate strong growth potential through development of new products, technologies and/or have a strong industry or market position. The Sub-Adviser requires each company to maintain a minimum level of liquidity of at least $50 million US dollars in average trading volumes over the past six months.
11.    Comment: In the Principal Investment Strategies section, remove “but are not limited to” and “but not limited to” from the following sentences:
Developed countries include, but are not limited to, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Fund intends to exclude United States. The Fund does not intend to invest in companies located in emerging markets.
The Sub-Adviser uses a variety of metrics in its discretion to evaluate each stock for each of these factors, including but not limited to return on equity, return on investment capital, price-to-earnings-growth ratio, estimate revisions, projected growth estimates, and earnings momentum.
Response: See the italicized text below for changes in response to the comment.
Developed countries, as it relates to this Fund, include~~, but are not limited to,~~ Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under normal circumstances, the Fund will maintain exposure to at least three of these developed countries. The Sub-Adviser may update the list of developed countries as deemed appropriate.
The Sub-Adviser uses a variety of metrics in its discretion to evaluate each stock for each of these factors, including ~~but not limited to~~ return on equity, return on investment capital, price-to-earnings-growth ratio, estimate revisions, projected growth estimates, and earnings momentum.
12.    Comment: In the Principal Investment Strategies section for the International ETF, please remove the following sentence:
The Fund intends to exclude United States.
Response: The sentence has been removed from the International ETF’s Principal Investment Strategies discussion.
13.    Comment: In the Principal Investment Strategies section, please explain what “robust quality” means. Please provide the source for determining if a company meets the criteria for “robust quality”.
Response: The Trust has added the following disclosure to further explain what the Sub-Adviser means by “robust quality”. The bracketed text is included in International ETF’s discussion only.
“The Sub-Adviser defines a robust quality company as a company with higher than average return on equity, return on assets, and return on invested capital compared to its sector [and country] peers.”
14.    Comment: In the Principal Investment Strategies section, please explain what the “historical” period is for assessing each metric. State what the time period is being considered for these metrics”.
The metrics used evaluate each factor vary by sector based on the Sub-Adviser’s assessment of which metric(s) have historically provided the best measure of that factor.
Response: The Trust respectfully declines to make any changes as it relates to this comment. The Trust believes that providing date ranges as it relates to each of the factors is not material to shareholders understanding of the strategy.

15.    Comment: In the Principal Investment Strategies section, please clarify what is meant by “growth metrics relative to the median of their sector and country”. Please provide definitions for “estimate revisions” and “earnings momentum”.
Proprietary quantitative screens developed by the Sub-Adviser are used to rank such stocks according to their quality and growth metrics relative to the median of their sector and country.
Response: The Trust has added the following disclosure to further explain what is meant by “growth metrics relative to the median of their sector and country” as applicable. In addition, information has been added to further explain earnings estimates and earnings momentum. These changes have been made for each Fund as appropriate.
“Proprietary quantitative screens developed by the Sub-Adviser are used to rank such stocks according to their quality and growth metrics relative to the median of their sector and country peers. The Sub-Adviser uses a variety of metrics in its discretion to evaluate each stock for each of these factors, including ~~but not limited to~~ return on equity, return on investment capital, price-to-earnings-growth ratio, earnings estimates, projected growth estimates, and earnings momentum. These factors are subject to change over time. The Sub-Adviser believes that companies with greater than median return on equity, return on investment capital, projected growth rates and/or lower than median price-to-earnings-growth ratio relative to their sector and/or country peers are good indicators of company’s investment merit. In addition, the Sub-Adviser believes positive revisions to earnings estimates are generally a sign of potential attractive growth. Momentum investing aims to capitalize on the continuance of an existing market trend (e.g., positive and accelerating growth of earnings). The metrics used to evaluate each factor vary by sector based on the Sub-Adviser’s assessment of which metric(s) have historically provided the best measure of that factor. A weighted average rank across each factor is then calculated and up to 250 of the top ranked stocks are selected for the Fund. The number of stocks selected will vary based on the Sub-Adviser’s decision to overweight or underweight sectors and countries in accordance with its assessment of the markets at the time of screening and to maintain diversification in the Fund’s portfolio.
16.    Comment: Please state whether the International ETF will trade only in U.S. denominated securities. If the International ETF intends to invest in non-U.S. denominated securities, add that to the Principal Investment Strategies discussion. Add risk disclosure as necessary
Response: To address the comment, the International ETF has added the italicized disclosure:
“The Fund’s investments may include both U.S. dollar denominated and non-U.S. dollar denominated securities.”
17.    Comment: In the Principal Investment Strategies section, please provide more details about what “continually monitored” means. Explain how often the quantitative screens are applied to the investment universe.
Response: To address the comment, the Funds have added the italicized disclosure:
“All stocks in the portfolio are monitored daily by the Sub-Adviser. In addition, the Sub-Adviser’s quantitative screens are reviewed on a quarterly basis to monitor the ranking of the stocks according to their quality and growth metrics.”
18.    Comment: In the Principal Investment Risks section, please expand the “Quantitative Security Selection Risk” disclosure to mention utility interruption risk and negligence of computer maintenance risk.
Response: The Trust has updated “Quantitative Security Selection Risk” and added “Operational Risks” to the Principal Investment Strategies discussion as follows (see italicized text):
“Quantitative Security Selection Risk. Data for some companies may be less available and/or less current than data for companies in other markets. The Sub-Adviser uses quantitative analysis, and its processes could be adversely affected if erroneous or outdated data is utilized. In addition, the quantitative investment process relies on proper maintenance of the Sub-Adviser’s computer systems and, if such systems are not properly maintained the investment analysis may be flawed. The securities selected using quantitative analysis could perform differently from the financial markets as a whole as a result of the characteristics used in the analysis, the weight placed on each characteristic and changes in the characteristic’s historical trends. In addition, the investment analysis used in making investment decisions may not adequately consider certain factors, or may contain design flaws or faulty assumptions, any of which may result in a decline in the value of an investment in the Fund.”
Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third parties, failed or inadequate processes and technology or systems failures, such as utilities interruptions. The Fund seeks to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address significant operational risks.
19.    Comment: Please supplementally inform the Staff of each Fund’s broad-based benchmark.
Response: As of the date of this correspondence, the Funds intend to use the following broad-based benchmarks:
•International ETF: Solactive GBS Developed Markets ex North America Large & Mid Cap USD Index
•Growth ETF: Solactive GBS United States 500 Index.
20.    Comment: In the Additional Information About the Funds’ Investment Objectives and Principal Investment Strategies section, add the length of notice that will be provided to shareholders if a fund decides to change its investment objective.
Response: The Registrant has updated the disclosure as follows:
Each Fund’s investment objective is a non-fundamental investment policy and may be changed without a vote of shareholders with prior written notice to shareholders. Shareholders will receive at least sixty days' prior written notice of any such change.”
Statement of Additional Information
21.    Comment: In the Investment Policies and Restrictions section, revise the discussion of the Funds borrowing policy to track the language of Section 18 of the Investment Company Act 1940, as amended. Include discussion of whether a Fund may borrow in accordance with Section 18(g).
Response: See the italicized text below for the Trust’s revisions to the borrowing discussion.
“With respect to the fundamental investment limitation relating to borrowing set forth in (1) above, pursuant to Section 18(f)(1) of the Investment Company Act, each Fund may not issue any class of senior security or sell any senior security of which it is the issuer, except that a Fund shall be permitted to borrow from any bank so long as immediately after such borrowings, there is an asset coverage of at least 300% for all borrowings of such Fund and that in the event such asset coverage falls below this percentage, the Fund shall reduce the amount of its borrowings, within three days thereafter (not including Sundays and holidays), to an extent that the asset coverage shall be at least 300%. Each Fund is permitted to borrow from a bank in an amount up to one-third of the Fund’s total assets (including the amount borrowed), and to borrow additional amounts up to 5% of the Fund’s total assets for temporary purposes.”

22.    Comment: In the Investment Policies and Restrictions section, revise the last sentence in the penultimate paragraph of that section to state that “tax-exempt securities of state and municipal governments” instead “some tax-free securities of state and municipal governments”.
Response: See the italicized text below for the Trust’s revisions to the discussion on concentration.
For purposes of applying the limitation set forth in the concentration policy, each Fund, with respect to its equity holdings, may use the FactSet Revere Business Industry Classification System, Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, MSCI Global Industry Classification System, FTSE/Dow Jones Industry Classification Benchmark (ICB) system or any other reasonable industry classification system (including systems developed by the Adviser and/or the Sub-Adviser) to identify each industry. Securities of the U.S. government (including its agencies and instrumentalities) and ~~some~~tax-exempt ~~free~~ securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by such ~~government~~ securities) are not considered to be issued by members of any industry.
23.    Comment: The Trust has stated that the Funds may participate in securities lending. Please state what percentage of a Fund’s portfolio will be lent out. Explain to shareholders that they are responsible for any costs associated with a fund’s participation in a securities lending program. Add risk language that states a fund may lose all its cash collateral should a borrower fail financially.
Response: The Trust does not anticipate the Funds participating in securities lending at the beginning of operations. The Trust has included securities lending in the SAI because it anticipates considering participating at some later point in securities lending on behalf of the Funds. See the italicized text below for the Trust’s revisions to the relevant sections of the securities lending discussion. Pursuant to the Trust’s arrangement with the custodian, the custodian has agreed to indemnify the Funds against losses from a borrower failing to return securities, and consequently the Trust respectfully declines to add a risk that a fund may lose all its cash collateral should a borrower fail financially.
“To the extent a Fund engages in securities lending, securities loans will be made to broker-dealers that the Adviser believes to be of relatively high credit standing pursuant to agreements requiring that the loans continuously be collateralized by cash, liquid securities, or shares of other investment companies with a value at least equal to the market value of the loaned securities. ~~As with other extensions of credit, a Fund bears the risk of delay in the recovery of the securities and of loss of rights in the collateral should the borrower fail financially.~~ A Fund could experience delays and costs in recovering loaned securities or in gaining access to and liquidating the collateral, which could result in actual financial loss and which could interfere with portfolio management decisions or the exercise of ownership rights in the loaned securities. A Fund also bears the risk that the value of investments made with collateral may decline.”
“The Adviser will retain lending agents on behalf of the Funds that are compensated based on a percentage of a Fund’s return on its securities lending. A Fund may also pay various fees in connection with securities loans, including shipping fees and custodian fees, which are the responsibility of Fund shareholders.”
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel

EXHIBIT A

ASTORIA INTERNATIONAL QUALITY GROWTH KINGS ETF
Fund Summary
INVESTMENT OBJECTIVE
The Astoria International Quality Growth Kings ETF (the “Fund”) seeks to provide long-term capital appreciation.
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.58%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.58%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$59	$186

ASTORIA US QUALITY GROWTH KINGS ETF
Fund Summary
INVESTMENT OBJECTIVE
The Astoria US Quality Growth Kings ETF (the “Fund”) seeks to provide long-term capital appreciation.
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.35%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$36	$113